KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Six Months Ended June 30,
	2014	2013
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$1,334	$1,778
Add:
Fixed charges	530	453
Amortization of capitalized interest	3	3
Distributions from equity investment earnings	124	152
Less:
Interest capitalized from continuing operations	(38)	(21)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	1	—
Income as adjusted	$1,954	$2,365
Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$509	$434
Add:
Portion of rents representative of the interest factor	21	19
Fixed charges	$530	$453
Ratio of earnings to fixed charges	3.69	5.22